Filed pursuant to Rule 424(b)(2)

Registration No. 333-122531

THE MONEY TREE INC.

SERIES A VARIABLE RATE SUBORDINATED DEBENTURES

RATE SUPPLEMENT DATED JANUARY 27, 2006

TO THE PROSPECTUS DATED JANUARY 26, 2006

This document supplements, and should be read in conjunction with, the prospectus of The Money Tree Inc. dated January 26, 2006 relating to the Series A Variable Rate Subordinated Debentures. Below is a chart showing the current interest rates and minimum purchase amounts for the various interest adjustment periods to be selected by you in connection with your purchase of the Debentures:

Interest Adjustment Period	Annual Effective Yield	Annual Interest Rate	Minimum Amount
1 Year	6.18	6.00	$500.00
2 Years	6.72	6.50	$500.00
4 Years	9.09	8.70	$500.00

Upon your initial purchase of Debentures, you are required to select one of the interest adjustment periods above. During such period, the corresponding interest rate will be applied to your Debentures and will not change. At the end of each interest adjustment period, the interest rate will automatically adjust to the then-current rate for that interest adjustment period. The interest rate for the new period could be lower than the interest rate for the previous period. Interest is compounded daily (based on a 365-day year). We will pay interest to you at any time or at specific intervals (monthly, quarterly, semi-annually or annually) at your request. If you do not request payment of interest prior to maturity, your investment in the Debentures will continue to grow as we will pay interest on the interest you would have received (sometimes referred to as “compounding”). The above interest rates shall be in effect until we file a later dated rate supplement.

An offer may only be made by prospectus dated January 26, 2006, delivered in connection with this rate supplement dated January 27, 2006. See “Risk Factors” beginning on page 10 of the prospectus for certain factors you should consider before buying the Debentures.

The Debentures are not certificates of deposit or similar obligations guaranteed by any depository institution, and they are not insured by the Federal Deposit Insurance Corporation (FDIC) or any governmental or private insurance fund, or any other entity.

The date of this rate supplement is January 27, 2006